

June 17, 2010

Hwan Sup Lee
President and Chief Executive Officer
Clavis Technologies International Co., Ltd.
#1564-1 Seojin Bldg., 3rd Floor
Seocho3-Dong
Seocho-Gu, Seoul, Korea 137-874

> **Re: Clavis Technologies International Co. Ltd.**
> **Amendment Number 2 to Form S-1**
> **Filed June 11, 2010**
> **File No. 333-164589**

Dear Mr. Lee:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Determination of Offering Price, page 12

1. We note your response to comment four from our letter dated May 11, 2010. As previously requested, please clarify how share purchases will be consummated in light of the low stock price. For example, do the selling shareholders anticipate completing sales for less than 1000 shares of common stock for nominal consideration?

Description of Business, page 19

2. We note your response to comment 10 from our letter dated May 11, 2010 in which you indicate that you have deleted the references to initiatives to reduce costs on page 19 of

your amendment. However, you disclose on page 19 that you "intend to offset the costs of these investments through product cost and operating expense reductions." Please revise.

Report of Independent Registered Public Accounting Firm, page F-11

3. We note that your audit report was signed by an audit firm based in Los Angeles, California. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in Seoul, Korea. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Los Angeles, California.

Results of Operations…, page 46

4. We note your significant drop in revenues for the three months ended March 31, 2010 as compared to the same period in 2009. We note that you attribute such decline the number of deliverables made for projects in both periods and that "projects in the first quarter of 2010 are still ongoing." Expand your disclosure to compare the number of projects in progress for both periods.

Revenue Recognition, page 48
Revenues, page 52
Gross Profit, page 52

5. We note your response to comments 15 and 16 from our comment letter dated May 11, 2010. It appears that RFID software is more than incidental in your revenue arrangements and that you do not sell RFID hardware on a stand-alone basis (i.e., without a subsequent delivery of your proprietary RFID software solution, integration services and upgrade rights). In this regard, we note from your product description which commences on page 19 that your product offerings consist primarily of RFID software and upgrades. Accordingly, please tell us your consideration of ASC Topic 985-605-25 or why it is inapplicable to your accounting for revenues from customer contracts. Please advise or revise.

Liquidity and Capital Resources…, page 49

6. We note your response to comment 13 from our letter dated May 11, 2010. Please revise your disclosure to clearly state the amount of funds currently available to you pursuant to your financing agreements with banks.

7. We note your statement on page 47 that you have an oral agreement from a significant stockholder to lend you approximately $480,000 to $560,000. We also note your statement on page 49 that you have a written commitment from a significant stockholder to lend you approximately $600,000 to $700,000. Please clarify whether these references are to the same agreement and disclose the terms of any existing agreements, including the identity of

the significant stockholder. In addition, if you have entered into an agreement with a security holder named in the registration statement, such agreement should be filed as an exhibit with your next amendment. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

cc: Richard C. Fox, Esq.
        Via facsimile